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                              August 28, 2020

       Michael Kidd
       Chief Financial Officer
       C21 Investments Inc.
       885 West Georgia Street, 19th Floor
       Vancouver, British Columbia V6E 3H4
       Canada

                                                        Re: C21 Investments
Inc.
                                                            Form 20-F for the
Fiscal Year Ended January 31, 2020
                                                            Filed July 14, 2020
                                                            File No. 000-55982

       Dear Mr. Kidd:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended January 31, 2020

       Exhibit 15.1
       Management's Discussion and Analysis
       Completed Acquisitions, page 4

   1. Please provide us with your significance testing results for your acquisition of Silver State
                                                        Cultivation LLC and
Silver State Relief LLC on January 15, 2019 and for your acquisition of Swell Companies
Limited on May 24, 2019. In your response, tell us what
                                                        consideration you have
given to providing audited financial statements within Form 6-K for material
acquisitions. Additionally, help us to better understand your disclosure in your Form 6-K filed on
April 30, 2019 in which you conclude that you are unable to
                                                        obtain audited
financial statements for the Silver State acquisition for periods prior to the second six months of
2018. Reference is made to Rule 3-05 of Regulation S-X.
 Michael Kidd
C21 Investments Inc.
August 28, 2020
Page 2
Exhibit 99.2
Report of Independent Registered Public Accounting Firm, page 1

2. Please amend your filing to include the signature of your independent registered public accounting firm on their report. Reference is made to Rule 2-02 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer
Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.



FirstName LastNameMichael Kidd                                Sincerely,
Comapany NameC21 Investments Inc.
                                                              Division of
Corporation Finance
August 28, 2020 Page 2                                        Office of Real
Estate & Construction
FirstName LastName